Exhibit 99.1

Alibaba Group Announces September Quarter 2017 Results

Hangzhou, China, November 2, 2017 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2017.

“We had an outstanding quarter. Our consumer insights and technology innovation were the key drivers behind our customer value proposition across the Alibaba economy,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “We are seeing the early results from our efforts to integrate online and offline with our New Retail strategy, and consumers have benefited from access to high quality products, improved customer experience and the tremendous convenience of shopping anytime, anywhere.”

“This quarter we delivered excellent results, with overall revenue growth of 61% demonstrating the robust momentum in our core commerce business and across the Alibaba economy,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “We generated approximately US$3.4 billion in non-GAAP free cash flow during the quarter,1 which enables us to invest in our future growth areas of core commerce, including logistics, cloud computing, digital entertainment and other innovation initiatives.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2017:

•                  Revenue was RMB55,122 million (US$8,285 million), an increase of 61% year-over-year.

•                  Revenue from core commerce increased 63% year-over-year to RMB46,462 million (US$6,983 million).

•                  Revenue from cloud computing increased 99% year-over-year to RMB2,975 million (US$447 million).

•                  Revenue from digital media and entertainment increased 33% year-over-year to RMB4,798 million (US$721 million).

•                  Revenue from innovation initiatives and others increased 27% year-over-year to RMB887 million (US$134 million).

•                  Annual active consumers on our China retail marketplaces reached 488 million, an increase of 22 million from the 12-month period ended June 30, 2017.

•                  Mobile MAUs on our China retail marketplaces reached 549 million in September 2017, an increase of 20 million over June 2017.

•                  Net income was RMB17,408 million (US$2,616 million), income from operations was RMB16,584 million (US$2,493 million) and adjusted EBITDA was RMB25,031 million (US$3,762 million). Operating margin was 30%, adjusted EBITDA margin was 45% and adjusted EBITA margin for core commerce was 57%.

•                  Diluted EPS was RMB6.78 (US$1.02) and non-GAAP diluted EPS was RMB8.57 (US$1.29).

•                  Net cash provided by operating activities was RMB30,507 million (US$4,585 million) and non-GAAP free cash flow was RMB22,505 million (US$3,383 million).

1 For the quarter ended September 30, 2017, net cash provided by operating activities was RMB30,507 million (US$4,585 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — innovative programs driving loyalty and engagement.  Taobao App’s highly relevant personal recommendations and engaging content continue to drive robust growth in active users and engagement.  In September 2017, user activities on the Taobao App drove a quarterly net increase of 20 million mobile MAUs on our China retail marketplaces to a total of 549 million mobile MAUs.  The Taobao App is not only a destination for shopping but a community-based platform for sharing product knowledge and lifestyle content that drives user engagement and retention.

During the quarter, we launched a unified rewards-based loyalty program across the Tmall and Taobao marketplaces, called 88 Loyalty Membership, to enhance consumer engagement and loyalty.  Membership is free and members are tiered by loyalty scores based on their quality and frequency of spending and  social engagement, entitling them to different levels of loyalty benefits.  Members in progressively higher tiers gain more access to exclusive privileges, products and content.  Over 29 million consumers participated in our inaugural Members Festival on August 8.

Tmall — extending B2C market leadership and delivering high quality products to consumers.  Tmall recorded 49% year-over-year growth for physical goods GMV in the quarter ended September 30, 2017. We achieved robust growth across all major categories.  In particular, the accelerated growth in consumer electronics and FMCG categories reflects our commitment to building leadership in these two important categories.  We witnessed success in new customer acquisitions through highly coordinated marketing and promotional campaigns, which partially drove an accelerated increase in annual active consumers to 488 million for the 12 months ended September 30, 2017, a net increase of 22 million from the prior quarter and taking annualized growth to double digits for the first time in the past four quarters.

During the quarter, Tmall demonstrated its data technology capabilities as the leading brand-building and retail distribution platform in China. Our Luxury Pavilion on Tmall offers a unique channel for premium brands to extend their reach, launch new product campaigns and take advantage of omni-channel solutions specifically targeting affluent Chinese consumers.  For example, the algorithms powering our Tmall App enabled easy access by higher tier members of our 88 Loyalty Membership to the Luxury Pavilion, with personalized brand pages and product recommendations.  These members also receive exclusive perks such as pre-orders of limited edition products and invitations to celebrity events. The growing list of partnering brands include Loewe, Burberry, LA MER, Maserati, Guerlain and Zenith.

11.11 Global Shopping Festival.  In the ninth year of the world’s largest 24-hour shopping event, this year’s 11.11 will showcase:

•                  Alibaba Economy at scale.  11.11 will demonstrate the technological innovation and global scale of the entire Alibaba Economy.  More than 140,000 brands and hundreds of millions of consumers will participate in 11.11 this year. This shopping festival will be supported by our global cloud, payment and logistics infrastructure. Consumers will enjoy seamless payment and consumer loan services provided by Ant Financial. Alibaba Cloud will serve as the core technology and computing backbone to ensure the best consumer experience throughout the festival. Cainiao Network expects over 3 million logistics personnel to facilitate the hundreds of millions of packages that will be generated from the festival.

•                  Power of the Chinese consumer.  We expect that hundreds of millions of Chinese consumers who visit our platforms on November 11 will have access to over 60,000 international brands and merchants to satisfy their increasing demand for goods and products from around the world. This year, Tmall will, for the first time, leverage its popularity outside China to bring over 100 domestic Chinese brands to international markets, targeting millions of overseas Chinese consumers in Asia and the rest of the world.

•                  New Retail implementation.  Our unique New Retail model with integrated online-offline customer offerings will be showcased in store locations across China. More than 1,000 brands will convert nearly 100,000 physical locations into “smart stores” and our channel distribution solutions make it easy for more than 500,000 local neighborhood stores and Rural Taobao service centers to sell to consumers in lower-tier cities and rural villages.

New Retail — from proof of concept to rapid expansion. As part of our effort to create a seamless online and offline consumer experience, we expanded our Hema fresh grocery footprint and launched Tmall-branded franchised convenience stores.

During the quarter, Hema added new stores in major cities in China, bringing the total number of Hema stores to 20 as of September 30, 2017.  We have taken our Hema model to our retail partners, who have begun to open and operate Hema franchised stores, extending coverage for the benefit of consumers.

In August, the first Tmall-branded franchised convenience store opened through the Lingshoutong Retail Sourcing Platform (“LST”).  The LST platform is a digital sourcing platform that has been adopted by over 500,000 neighborhood mom-and-pop shops across China.  The platform allows merchants to source from a broad selection of brands and products that can be efficiently delivered to their stores; increasing their potential revenue opportunity and lowering operational costs. The brand partners of LST benefit from deeper distribution channels, especially in lower tier cities in China where organized retail is less developed.

International — further investments for long-term growth. Our cross-border and international consumer businesses continue to exhibit robust growth. Revenue from our international commerce retail business reached RMB2,878 million (US$433 million) in the quarter ended September 30, 2017, representing a 115% year-on-year growth, driven by strong growth in our Southeast Asian platform Lazada and our China outbound platform AliExpress. The growth of Lazada and AliExpress further expands our customer base outside China.

During the quarter, cooperating with Taobao Marketplace, Lazada expanded the “Taobao Collection” to expand Lazada’s product offerings in three additional markets including Indonesia, the Philippines and Thailand, adding to the existing markets of Singapore and Malaysia. We will continue to invest aggressively in the nascent markets in Southeast Asia as well as launch innovative services to benefit consumers in the region.

Building upon the significant progress made in educating the U.S. market on the Chinese consumption economy during the Gateway ’17 conference in June, we expanded the geographic reach of our efforts to on-board small businesses from outside China to sell into China by hosting the first Gateway ’17 conference in Canada in September. Over 3,000 Canadian small businesses and entrepreneurs attended the event in Toronto to learn about business opportunities in the China market that present themselves through our ecosystem.

Cloud Computing

Cloud computing revenue grew 99% year-over-year to RMB2,975 million (US$447 million), driven by both robust growth in paying customers and improving revenue mix to higher valued-added services.  We are seeing significant traction and diversification of customers and revenue, and will continue to invest to further expand the market through valuable services for our cloud customers.

In the September 2017 quarter, Alibaba Cloud launched 245 new products and features, including major products that enable large enterprises to achieve higher computing performance and storage capability. For example, our new self-developed X-Dragon Cloud server combines the performance and isolation capabilities of bare metal servers and the elasticity and agility of virtual machines. It is particularly suitable for mission critical applications requiring high performance guarantee and strong tenant isolation for enterprises. In addition, the newly released relational database POLARDB is integrated with our proprietary distributed storage backend for optimized performance and can store up to 100TB of data per TB instance.

Alibaba Cloud continues to develop holistic solutions to tackle the challenges of large enterprises spanning a variety of industries. Selected large enterprise customers in China include:

•                  Philips, one of Fortune 500 companies, has migrated their Enterprise IT applications in China onto Alibaba Cloud. This has resulted in improved operational data utilization and efficacy as well as largely reduced costs.

•                  Kweichow Moutai, one of the world’s most valuable Chinese liquor companies, which is publicly-traded in China, is using our cloud products including elastic computing, content delivery, database, security and others services to build its digital marketing platform which enables it to better engage with its consumers.

•                  Bank of Nanjing, a publicly-traded bank in China, is migrating the core system of its Internet finance business to the Alibaba Cloud platform.  Bank of Nanjing is adopting a range of proprietary cloud products including our OceanBase database and big data platform as well as other services designed specifically for the financial service sector by both Alibaba Cloud and Ant Financial.

We held the annual Computing Conference 2017 in Hangzhou in early October. The four-day event featured more than 800 industry experts and thought leaders at over 120 forums, covering topics such as artificial intelligence, blockchain, Big Data, quantum computing, DevOps and the Internet of Things (IoT). Approximately 60,000 people attended in person and millions viewed the conference online.

During the conference, we launched an innovative global research program, “Alibaba DAMO Academy,” which is designed to bridge the gap between academic and industry research in the field of technology development to solve real-world problems.

We intend to invest more than US$15 billion over the next three years on our research and development efforts, which will include the Alibaba DAMO Academy.

Digital Media and Entertainment

During the quarter, we successfully executed our strategy of acquiring and developing a mixture of licensed and original content that resulted in greater consumer mind share in both the drama and variety show categories.  As a result, daily average subscribers of Youku video subscriptions increased over 180% year-on-year during the quarter ended September 30, 2017. We believe a strong content pipeline, especially with a focus on original content, offering greater flexibility around availability and distribution, will bring us sustainable long-term advantages in video entertainment.

Innovation Initiatives

AutoNavi continues to strengthen its position as a leading provider of digital map, navigation and location-based services in China.  For the National Day Golden Week holiday campaign, AutoNavi launched location-based interactive marketing services for brands and retailers across different industries, resulting in approximately 4.7 billion branded impressions and enabled the distribution of RMB1.1 billion in targeted coupons.

Updates on Equity Investees and Others

Cainiao Network — greater synergy with Alibaba ecosystem and commitment to increased logistics capability. We have completed an additional investment of US$803 million (RMB5.3 billion) to increase our ownership of Cainiao Network to a majority stake of 51%. The investment demonstrates our commitment to implement our New Retail strategy and to enhance the logistics capabilities within the Alibaba ecosystem. Together with Cainiao Network, we plan to invest RMB100 billion (US$15.0 billion) over the next five years to further strengthen our global logistics network with the aim to realize the mission of fulfilling orders within 24 hours in China and within 72 hours anywhere in the world, and enable greater efficiencies and lower costs in China’s logistics sector.

Cash Flow from Operating Activities and Free Cash Flow

Net cash provided by operating activities in the quarter ended September 30, 2017 was RMB30,507 million (US$4,585 million), an increase of 77% compared to RMB17,206 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2017 was RMB22,505 million (US$3,383 million), an increase of 61% compared to RMB13,943 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	September 30,	June 30,	September 30,	% Change
	2016	2017	2017	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	439	466	488	11%	5%
Mobile monthly active users (MAUs)(2) (in millions)	450	529	549	22%	4%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2017.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2016	2017
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	34,292	55,122	8,285	61%

Income from operations	9,045	16,584	2,493	83%
Operating margin	27%	30%
Adjusted EBITDA(2)	15,875	25,031	3,762	58%
Adjusted EBITDA margin(2)	46%	45%
Adjusted EBITA(2)	14,593	23,018	3,460	58%
Adjusted EBITA margin(2)	43%	42%

Net income	7,075	17,408	2,616	146%
Non-GAAP net income(2)	12,949	22,089	3,320	71%

Diluted earnings per share/ADS (EPS)	2.97	6.78	1.02	128%
Non-GAAP diluted EPS(2)	5.26	8.57	1.29	63%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.6533 to US$1.00, the exchange rate on September 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	46,462	2,975	4,798	887	—	55,122	8,285

Income (loss) from operations	23,836	(697)	(3,383)	(1,456)	(1,716)	16,584	2,493
Add: Share-based compensation expense	1,987	531	594	930	644	4,686	704
Add: Amortization of intangible assets	591	4	1,040	30	83	1,748	263

Adjusted EBITA	26,414	(162)	(1,749)	(496)	(989)	23,018	3,460
Adjusted EBITA margin	57%	(5)%	(36)%	(56)%		42%

	Three months ended September 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	28,493	1,493	3,608	698	—	34,292

Income (loss) from operations	15,559	(398)	(2,247)	(1,888)	(1,981)	9,045
Add: Share-based compensation expense	1,471	340	358	952	1,130	4,251
Add: Amortization of intangible assets	569	1	485	165	77	1,297

Adjusted EBITA	17,599	(57)	(1,404)	(771)	(774)	14,593
Adjusted EBITA margin	62%	(4)%	(39)%	(110)%		43%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2017 was RMB55,122 million (US$8,285 million), an increase of 61% compared to RMB34,292 million in the same quarter of 2016.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, international commerce retail business and Alibaba Cloud.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	16,645	48%	26,272	3,949	48%	58%
- Commission	6,864	20%	10,059	1,512	18%	47%
- Others	600	2%	3,226	484	6%	438%
	24,109	70%	39,557	5,945	72%	64%
China commerce wholesale	1,435	4%	1,714	258	3%	19%
International commerce retail	1,338	4%	2,878	433	5%	115%
International commerce wholesale	1,506	5%	1,651	248	3%	10%
Others	105	0%	662	99	1%	530%
Total core commerce	28,493	83%	46,462	6,983	84%	63%

Cloud computing	1,493	4%	2,975	447	5%	99%
Digital media and entertainment	3,608	11%	4,798	721	9%	33%
Innovation initiatives and others	698	2%	887	134	2%	27%
Total	34,292	100%	55,122	8,285	100%	61%

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended September 30, 2017 was RMB39,557 million (US$5,945 million), or 72% of total revenue, an increase of 64% compared to RMB24,109 million in the same quarter of 2016. The increase in revenue was due to robust growth of customer management revenue and commission revenue, as well as the consolidation of Intime starting in mid-May 2017. Customer management revenue grew by 58% year-over-year, driven largely by increases in the volume of clicks and to a lesser extent average unit price per click, reflecting continuous mobile user growth and our ability to deliver more relevant content to consumers through our enhancements in personalization technology. This growth resulted in higher average spending on our customer management services by an increasing number of merchants. Commission revenue, representing 25% of China commerce retail revenue in the quarter ended September 30, 2017, grew by 47% year-over-year, primarily due to strong growth in physical goods transactions on Tmall.  Other revenue was RMB3,226 million (US$484 million), a significant increase compared to RMB600 million in the same quarter of 2016, primarily driven by our New Retail businesses, including consolidation of Intime and contribution from Hema.

Our annual China commerce retail revenue per annual active consumer increased from RMB215 for the quarter ended September 30, 2016 to RMB293 (US$44) for the quarter ended September 30, 2017, and mobile revenue per mobile MAU grew from RMB151 for the quarter ended September 30, 2016 to RMB213 (US$32) for the quarter ended September 30, 2017.

(1)         China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)         Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.

Annual active consumers — Our China retail marketplaces had 488 million annual active consumers in the 12 months ended September 30, 2017, compared to 466 million in the 12 months ended June 30, 2017, representing a net addition of 22 million from the prior quarter, and an 11% increase from 439 million in the 12 months ended September 30, 2016. Average annual spend per active consumer for the 12 months ended September 30, 2017 also continued to increase from prior quarters. The longer consumers have been with our platform, the more they spend, placing more orders across more product categories.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 549 million in September 2017, compared to 529 million in June 2017, representing a net addition of 20 million MAUs in the quarter and a 22% increase from 450 million in September 2016.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2017 was RMB1,714 million (US$258 million), an increase of 19% compared to RMB1,435 million in the same quarter of 2016. The increase was primarily due to an increase in the average revenue from paying members on our 1688.com platform.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended September 30, 2017 was RMB2,878 million (US$433 million), an increase of 115% compared to RMB1,338 million in the same quarter of 2016. The increase was primarily due to the growth in revenue generated from Lazada and AliExpress, driven by robust GMV growth on these two marketplaces.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended September 30, 2017 was RMB1,651 million (US$248 million), an increase of 10% compared to RMB1,506 million in the same quarter of 2016, primarily due to an increase in online marketing revenue.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2017 was RMB2,975 million (US$447 million), an increase of 99% compared to RMB1,493 million in the same quarter of 2016, primarily driven by an increase in the number of paying customers and also by an increase in their usage of our cloud computing services including more complex offerings, such as content delivery network, database services, as well as data and security services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended September 30, 2017 was RMB4,798 million (US$721 million), an increase of 33% compared to RMB3,608 million in the same quarter of 2016. The increase was primarily due to an increase in revenue from mobile value-added services provided by UCWeb, such as news feeds and mobile search, and an increase in subscription and advertising revenue from Youku Tudou.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2017 was RMB887 million (US$134 million), an increase of 27% compared to RMB698 million in the same quarter of 2016.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2016		2017			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	13,123	38%	22,002	3,307	40%	2%
Product development expenses	4,134	12%	5,083	764	9%	(3)%
Sales and marketing expenses	3,878	11%	6,266	942	11%	0%
General and administrative expenses	2,815	8%	3,439	516	6%	(2)%
Amortization of intangible assets	1,297	4%	1,748	263	4%	0%
Total costs and expenses	25,247	73%	38,538	5,792	70%	(3)%

Share-based compensation expense by function:
Cost of revenue	1,183	4%	1,369	206	2%	(2)%
Product development expenses	1,451	4%	1,686	253	3%	(1)%
Sales and marketing expenses	478	1%	501	75	1%	0%
General and administrative expenses	1,139	3%	1,130	170	2%	(1)%
Total share-based compensation expense	4,251	12%	4,686	704	8%	(4)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	11,940	34%	20,633	3,101	38%	4%
Product development expenses	2,683	8%	3,397	511	6%	(2)%
Sales and marketing expenses	3,400	10%	5,765	867	10%	0%
General and administrative expenses	1,676	5%	2,309	346	4%	(1)%
Amortization of intangible assets	1,297	4%	1,748	263	4%	0%
Total costs and expenses excluding share-based compensation expense	20,996	61%	33,852	5,088	62%	1%

Cost of revenue — Cost of revenue in the quarter ended September 30, 2017 was RMB22,002 million (US$3,307 million), or 40% of revenue, compared to RMB13,123 million, or 38% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 34% in the quarter ended September 30, 2016 to 38% in the quarter ended September 30, 2017. The increase was primarily due to our investments in New Retail, globalization and improving user experience.  These increased costs primarily reflected the consolidation of Intime, investments in Hema and Lazada, content acquisition costs of Youku Tudou and logistics costs related to Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended September 30, 2017 were RMB5,083 million (US$764 million), or 9% of revenue, compared to RMB4,134 million, or 12% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 8% in the quarter ended September 30, 2016 to 6% in the quarter ended September 30, 2017, reflecting operating leverage.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2017 were RMB6,266 million (US$942 million), or 11% of revenue, compared to RMB3,878 million, or 11% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue in the quarter ended September 30, 2017 would have remained stable at 10% as compared to the same quarter in 2016.

General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2017 were RMB3,439 million (US$516 million), or 6% of revenue, compared to RMB2,815 million, or 8% of revenue, in the same quarter of 2016. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended September 30, 2016 to 4% in the quarter ended September 30, 2017, reflecting operating leverage.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2017 was RMB4,686 million (US$704 million), an increase of 10% compared to RMB4,251 million in the same quarter of 2016. Share-based compensation expense as a percentage of revenue decreased to 8% in the quarter ended September 30, 2017 from 12% in the same quarter of 2016. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2016		June 30, 2017		September 30, 2017			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,910	8%	3,023	6%	3,697	556	7%	27%	22%
- Ant Financial employees and other consultants(1)	598	2%	452	1%	469	70	1%	(22)%	4%
Ant Financial share-based awards granted to our employees(1)	543	1%	297	1%	266	40	0%	(51)%	(10)%
Others	200	1%	247	0%	254	38	0%	27%	3%
Total share-based compensation expense	4,251	12%	4,019	8%	4,686	704	8%	10%	17%

(1)                                 Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted increased in this quarter compared to the previous quarter. The increase reflected the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity increases in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2017 was RMB1,748 million (US$263 million), an increase of 35% from RMB1,297 million in the same quarter of 2016. The increase was due to an increase in intangible assets recognized relating to our strategic acquisitions and investments.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2017 was RMB16,584 million (US$2,493 million), or 30% of revenue, an increase of 83% compared to RMB9,045 million, or 27% of revenue, in the same quarter of 2016.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 58% to RMB25,031 million (US$3,762 million) in the quarter ended September 30, 2017, compared to RMB15,875 million in the same quarter of 2016. Adjusted EBITDA margin decreased to 45% in the quarter ended September 30, 2017 from 46% in the same quarter of 2016, mainly due to our investments in New Retail, globalization, user base and user experience, partly offset by increased operating leverage.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will continue to be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended September 30,
	2016		2017
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	17,599	62%	26,414	3,970	57%
Cloud computing	(57)	(4)%	(162)	(24)	(5)%
Digital media and entertainment	(1,404)	(39)%	(1,749)	(263)	(36)%
Innovation initiatives and others	(771)	(110)%	(496)	(75)	(56)%

Core commerce segment — Adjusted EBITA increased by 50% to RMB26,414 million (US$3,970 million) in the quarter ended September 30, 2017, compared to RMB17,599 million in the same quarter of 2016. Adjusted EBITA margin decreased to 57% in the quarter ended September 30, 2017, as compared to 62% in the same quarter of 2016, primarily due to our investment in New Retail businesses, including Intime and Hema, globalization, including Lazada, user base and user experience.

Cloud computing segment — Adjusted EBITA in the quarter ended September 30, 2017 was a loss of RMB162 million (US$24 million), compared to a loss of RMB57 million in the same quarter of 2016. Adjusted EBITA margin decreased to negative 5% in the quarter ended September 30, 2017 from negative 4% in the quarter ended September 30, 2016, primarily due to our continued expansion and enhancement of our customer base, products and services, both within China and overseas.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended September 30, 2017 was a loss of RMB1,749 million (US$263 million), compared to a loss of RMB1,404 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 36% in the quarter ended September 30, 2017 from negative 39% in the quarter ended September 30, 2016, primarily due to solid results from UCWeb, partly offset by an increase in investment in content costs of Youku Tudou.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended September 30, 2017 was a loss of RMB496 million (US$75 million), compared to a loss of RMB771 million in the same quarter of 2016. Adjusted EBITA margin improved to negative 56% in the quarter ended September 30, 2017, compared to negative 110% in the quarter ended September 30, 2016, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2017 was RMB3,435 million (US$516 million), a significant increase from RMB419 million in the same quarter of 2016, primarily due to gains of RMB2,362 million (US$355 million) arising from disposals of certain investments and an increase in interest income, partly offset by impairment loss on certain investments of RMB389 million (US$58 million).

Other income, net

Other income, net in the quarter ended September 30, 2017 was RMB1,737 million (US$261 million), compared to RMB868 million in the same quarter of 2016. The increase was primarily due to an increase in royalty fees and software technology service fees received from Ant Financial under our profit sharing arrangement, which amounted to RMB1,995 million (US$300 million) in the quarter ended September 30, 2017, offset by an increase in exchange loss.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2017 were RMB2,719 million (US$409 million), compared to RMB2,022 million in the same quarter of 2016.

Our effective tax rate was 13% in the quarter ended September 30, 2017, compared to 21% in the same quarter of 2016. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 10% in the quarter ended September 30, 2017, compared to 14% in the same quarter of 2016. The decrease in effective tax rate was primarily due to the recognition of tax credits of approximately RMB2.3 billion (US$346 million) during the quarter as certain key subsidiaries were notified of the renewal of their Key Software Enterprise status for calendar year 2016 by the relevant tax authorities.

Share of results of equity investees

Share of results of equity investees in the quarter ended September 30, 2017 was a loss of RMB882 million (US$133 million), compared to a loss of RMB567 million in the same quarter of 2016 and a loss of RMB1,388 million in the quarter ended June 30, 2017.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended September 30, 2017 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
	(in millions)
Share of (loss) profit of equity investees:
- Koubei	(3)	(391)	(369)	(56)
- Cainiao Network	(220)	(245)	(273)	(41)
- Other equity investees	(160)	(311)	190	29
Dilution gains (losses)	46	(29)	(14)	(2)
Others(1)	(230)	(412)	(416)	(63)
Total	(567)	(1,388)	(882)	(133)

(1)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The share of results of equity investees in the quarter ended September 30, 2017 was a loss of RMB882 million (US$133 million), compared to a loss of RMB1,388 million in the quarter ended June 30, 2017, primarily due to an increase in our share of profit, net of other equity investees.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2017 was RMB17,408 million (US$2,616 million), an increase of 146% compared to RMB7,075 million in the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non-GAAP net income in the quarter ended September 30, 2017 was RMB22,089 million (US$3,320 million), an increase of 71% compared to RMB12,949 million in the same quarter of 2016. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2017 was RMB17,668 million (US$2,656 million), an increase of 132% compared to RMB7,623 million in the same quarter of 2016.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2017 was RMB6.78 (US$1.02) on a weighted average of 2,607 million diluted shares outstanding during the quarter, an increase of 128% compared to RMB2.97 on a weighted average of 2,566 million diluted shares outstanding during the same quarter of 2016. Excluding share-based compensation expense, non-cash revaluation gain and certain other items, non-GAAP diluted EPS in the quarter ended September 30, 2017 was RMB8.57 (US$1.29), an increase of 63% compared to RMB5.26 in the same quarter of 2016. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of September 30, 2017, cash, cash equivalents and short-term investments were RMB159,855 million (US$24,027 million), compared to RMB148,152 million as of June 30, 2017. The increase in cash, cash equivalents and short-term investments during the quarter ended September 30, 2017 was primarily due to free cash flow generated from operations of RMB22,505 million (US$3,383 million), partly offset by cash used in investing activities, including investments in Ele.me and Tokopedia.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2017 was RMB30,507 million (US$4,585 million), an increase of 77% compared to RMB17,206 million in the same quarter of 2016. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2017 was RMB22,505 million (US$3,383 million), compared to RMB13,943 million in the same quarter of 2016. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2017, net cash used in investing activities of RMB25,683 million (US$3,860 million) primarily reflected cash outflow of RMB15,121 million (US$2,273 million) for investment and acquisition activities, including investments in Ele.me and Tokopedia, cash outflow of RMB8,117 million (US$1,220 million) for treasury activities, as well as capital expenditures and intangible assets of RMB8,673 million (US$1,303 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB671 million (US$101 million). The increase in capital expenditures mainly represented our investment in technology that supports the growth of our cloud business as well as growth in our commerce platforms. The outflow was partially offset by cash inflow of RMB5,130 million (US$771 million) from disposals of various investments.

Employees

As of September 30, 2017, we had a total of 59,572 employees, compared to 57,302 as of June 30, 2017.  The number of employees as of September 30, 2017 increased by 2,270 from June 30, 2017, primarily due to the continued expansion of our cloud computing, New Retail and international businesses.

Adjustment of Revenue Guidance

As a result of the consolidation of Cainiao Network starting in the December 2017 quarter, we are increasing our 2018 fiscal year revenue guidance to 49% to 53% (previously 45% to 49%).

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on November 2, 2017.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 96302187

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 96302187).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 2, 2017.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and others.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	34,292	55,122	8,285	66,446	105,306	15,828
Cost of revenue	(13,123)	(22,002)	(3,307)	(24,867)	(39,462)	(5,931)
Product development expenses	(4,134)	(5,083)	(764)	(8,122)	(9,779)	(1,470)
Sales and marketing expenses	(3,878)	(6,266)	(942)	(7,492)	(11,116)	(1,671)
General and administrative expenses	(2,815)	(3,439)	(516)	(5,558)	(7,118)	(1,070)
Amortization of intangible assets	(1,297)	(1,748)	(263)	(2,548)	(3,734)	(561)

Income from operations	9,045	16,584	2,493	17,859	34,097	5,125
Interest and investment income, net	419	3,435	516	1,169	4,907	738
Interest expense	(668)	(747)	(112)	(1,294)	(1,547)	(233)
Other income, net	868	1,737	261	2,631	3,624	545

Income before income tax and share of results of equity investees	9,664	21,009	3,158	20,365	41,081	6,175
Income tax expenses	(2,022)	(2,719)	(409)	(4,113)	(7,372)	(1,108)
Share of results of equity investees	(567)	(882)	(133)	(2,035)	(2,270)	(342)

Net income	7,075	17,408	2,616	14,217	31,439	4,725
Net loss attributable to noncontrolling interests	548	260	40	956	912	137

Net income attributable to ordinary shareholders	7,623	17,668	2,656	15,173	32,351	4,862

Earnings per share attributable to ordinary shareholders
Basic	3.08	6.92	1.04	6.13	12.70	1.91
Diluted	2.97	6.78	1.02	5.91	12.43	1.87

Weighted average number of share used in calculating net income per ordinary share
Basic	2,478	2,552		2,476	2,547
Diluted	2,566	2,607		2,568	2,603

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Core commerce(1)	28,493	46,462	6,983	55,734	89,489	13,450
Cloud computing(2)	1,493	2,975	447	2,736	5,406	813
Digital media and entertainment(3)	3,608	4,798	721	6,743	8,879	1,335
Innovation initiatives and others(4)	698	887	134	1,233	1,532	230

Total	34,292	55,122	8,285	66,446	105,306	15,828

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(3)                    Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(4)                    Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Core commerce	15,559	23,836	3,583	30,241	48,644	7,311
Cloud computing	(398)	(697)	(104)	(837)	(1,229)	(184)
Digital media and entertainment	(2,247)	(3,383)	(509)	(4,100)	(6,771)	(1,018)
Innovation initiatives and others	(1,888)	(1,456)	(219)	(3,460)	(3,068)	(461)
Unallocated	(1,981)	(1,716)	(258)	(3,985)	(3,479)	(523)

Total	9,045	16,584	2,493	17,859	34,097	5,125

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Core commerce	17,599	26,414	3,970	34,223	53,384	8,024
Cloud computing	(57)	(162)	(24)	(215)	(265)	(40)
Digital media and entertainment	(1,404)	(1,749)	(263)	(2,400)	(3,497)	(526)
Innovation initiatives and others	(771)	(496)	(75)	(1,658)	(1,130)	(170)
Unallocated	(774)	(989)	(148)	(1,598)	(1,956)	(294)

Total	14,593	23,018	3,460	28,352	46,536	6,994

The table below sets forth selected financial information of our operating segments for six months ended September 30, 2017:

	Six months ended September 30, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	89,489	5,406	8,879	1,532	—	105,306	15,828

Income (loss) from operations	48,644	(1,229)	(6,771)	(3,068)	(3,479)	34,097	5,125
Add: Share-based compensation expense	3,547	959	1,096	1,746	1,357	8,705	1,308
Add: Amortization of intangible assets	1,193	5	2,178	192	166	3,734	561

Adjusted EBITA	53,384	(265)	(3,497)	(1,130)	(1,956)	46,536	6,994
Adjusted EBITA margin	60%	(5)%	(39)%	(74)%		44%

	Six months ended September 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	55,734	2,736	6,743	1,233	—	66,446

Income (loss) from operations	30,241	(837)	(4,100)	(3,460)	(3,985)	17,859
Add: Share-based compensation expense	2,927	620	692	1,472	2,234	7,945
Add: Amortization of intangible assets	1,055	2	1,008	330	153	2,548

Adjusted EBITA	34,223	(215)	(2,400)	(1,658)	(1,598)	28,352
Adjusted EBITA margin	61%	(8)%	(36)%	(134)%		43%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2017	2017
	RMB	RMB	US$
	(in millions)

Assets
Current assets:
Cash and cash equivalents	143,736	148,746	22,357
Short-term investments	3,011	11,109	1,670
Restricted cash and escrow receivables	2,655	2,941	442
Investment securities	4,054	5,155	775
Prepayments, receivables and other assets(1)	28,408	36,697	5,515
Total current assets	181,864	204,648	30,759

Investment securities	31,452	33,049	4,967
Prepayments, receivables and other assets(1)	8,703	13,173	1,979
Investment in equity investees	120,368	126,850	19,066
Property and equipment, net	20,206	49,587	7,453
Land use rights, net	4,691	6,779	1,019
Intangible assets, net	14,108	14,542	2,186
Goodwill	125,420	130,196	19,569
Total assets	506,812	578,824	86,998

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,948	7,696	1,157
Current portion of unsecured notes	8,949	8,665	1,302
Income tax payable	6,125	11,637	1,749
Escrow money payable	2,322	2,602	391
Accrued expenses, accounts payable and other liabilities(1)	46,979	60,580	9,105
Merchant deposits	8,189	8,689	1,306
Deferred revenue and customer advances	15,052	19,665	2,956
Total current liabilities	93,564	119,534	17,966

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2017	2017
	RMB	RMB	US$
	(in millions)

Deferred revenue	641	800	120
Deferred tax liabilities(1)	10,361	13,523	2,032
Non-current bank borrowings	30,959	30,971	4,655
Unsecured senior notes	45,876	44,402	6,674
Other liabilities	1,290	1,595	240
Total liabilities	182,691	210,825	31,687

Commitments and contingencies	—	—	—

Mezzanine equity	2,992	898	135

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	164,585	175,186	26,331
Treasury shares at cost	(2,823)	(2,823)	(424)
Restructuring reserve	(624)	(492)	(74)
Subscription receivables	(63)	(164)	(25)
Statutory reserves	4,080	4,118	619
Accumulated other comprehensive income	5,085	5,474	823
Retained earnings	108,558	140,872	21,173

Total Alibaba Group Holding Limited shareholders’ equity	278,799	322,172	48,423
Noncontrolling interests	42,330	44,929	6,753

Total equity	321,129	367,101	55,176

Total liabilities, mezzanine equity and equity	506,812	578,824	86,998

(1)                  Certain reclassifications in prepayments, receivables and other assets, accrued expenses, accounts payable and other liabilities and deferred tax liabilities as of March 31, 2017 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2018.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	17,206	30,507	4,585	32,164	55,818	8,390
Net cash used in investing activities	(5,715)	(25,683)	(3,860)	(67,183)	(39,595)	(5,951)
Net cash provided by (used in) financing activities	9,830	(416)	(63)	31,142	(9,310)	(1,399)
Effect of exchange rate changes on cash and cash equivalents	117	(806)	(120)	743	(1,903)	(287)

Increase (decrease) in cash and cash equivalents	21,438	3,602	542	(3,134)	5,010	753
Cash and cash equivalents at beginning of period	82,246	145,144	21,815	106,818	143,736	21,604

Cash and cash equivalents at end of period	103,684	148,746	22,357	103,684	148,746	22,357

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	7,075	17,408	2,616	14,217	31,439	4,725
Less: Interest and investment income, net	(419)	(3,435)	(516)	(1,169)	(4,907)	(738)
Add: Interest expense	668	747	112	1,294	1,547	233
Less: Other income, net	(868)	(1,737)	(261)	(2,631)	(3,624)	(545)
Add: Income tax expenses	2,022	2,719	409	4,113	7,372	1,108
Add: Share of results of equity investees	567	882	133	2,035	2,270	342
Income from operations	9,045	16,584	2,493	17,859	34,097	5,125
Add: Share-based compensation expense	4,251	4,686	704	7,945	8,705	1,308
Add: Amortization of intangible assets	1,297	1,748	263	2,548	3,734	561
Adjusted EBITA	14,593	23,018	3,460	28,352	46,536	6,994
Add: Depreciation and amortization of property and equipment and land use rights	1,282	2,013	302	2,486	3,619	544
Adjusted EBITDA	15,875	25,031	3,762	30,838	50,155	7,538

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	7,075	17,408	2,616	14,217	31,439	4,725
Add: Share-based compensation expense	4,251	4,686	704	7,945	8,705	1,308
Add: Amortization of intangible assets	1,297	1,748	263	2,548	3,734	561
Add: Impairment of goodwill and investments	856	389	58	933	1,341	202
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(527)	(2,297)	(344)	(582)	(3,386)	(509)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10	132	133	20
Add: Immediate recognition of unamortized professional fees and upfront fees upon termination of bank borrowings	—	—	—	—	92	14
Adjusted for tax effects on non-GAAP adjustments(1)	(69)	89	13	(253)	50	8

Non-GAAP net income	12,949	22,089	3,320	24,940	42,108	6,329

(1)         Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	7,623	17,668	2,656	15,173	32,351	4,862
Dilution effect on earnings arising from option plans operated by an equity investee	(3)	(3)	—	(3)	(6)	(1)
Net income attributable to ordinary shareholders — diluted	7,620	17,665	2,656	15,170	32,345	4,861
Add: Non-GAAP adjustments to net income(1)	5,874	4,681	704	10,723	10,669	1,604

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	13,494	22,346	3,360	25,893	43,014	6,465

Weighted average number of shares on a diluted basis	2,566	2,607		2,568	2,603
Diluted EPS(2)	2.97	6.78	1.02	5.91	12.43	1.87
Add: Non-GAAP adjustments to net income per share(3)	2.29	1.79	0.27	4.17	4.09	0.61

Non-GAAP diluted EPS(4)	5.26	8.57	1.29	10.08	16.52	2.48

(1) See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2) Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(3) Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(4) Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	17,206	30,507	4,585	32,164	55,818	8,390
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(3,348)	(8,002)	(1,202)	(6,142)	(11,164)	(1,678)
Add: Others	85	—	—	666	—	—

Free cash flow	13,943	22,505	3,383	26,688	44,654	6,712

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017
	(in millions)
Annual active consumers	407	423	434	439	443	454	466	488

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017
	(in millions)
Mobile MAUs	393	410	427	450	493	507	529	549

Revenue per active consumer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active consumer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017
	(in RMB)
Annual China commerce retail revenue per annual active consumer(1)	184	189	202	215	241	251	273	293

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	108	123	140	151	166	179	196	213

(1)                                 China commerce retail revenue per active consumer for each of the above periods is calculated by dividing the China commerce retail revenue for the previous 12-month period by the annual active consumers for the same 12-month period.

(2)                                 Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the previous 12-month period by the mobile MAUs for the last month of the same period.